

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Marc Weitzen, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re: Forest Laboratories, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed August 8, 2011 by Icahn Capital LP et al.**
> **File No. 001-05438**

Dear Mr. Weitzen:

We have reviewed your filing and have the following comments. Please revise your filing and future filings as appropriate.

1. Please file revised materials which clarify whether or not Arnold & Porter LLP and Ashby & Geddes provided their consent to file the respective opinion letters as soliciting material. Please also note our comment below. We may have further comment.

2. Please file revised materials which clarify, if true, that the filing parties have not sought to litigate the issues expressed in the opinion letters and accordingly, there have been no findings of law or fact on any of the issues addressed in the opinions.   In future filings, each time reference is made to the issues addressed in the opinions, ensure that the aforementioned disclosure accompanies the statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions